The Paradigm Family of Funds

Paradigm
Capital Management, Inc.

Paradigm Value Fund (PVFAX)	Paradigm Select Fund (PFSLX)	Paradigm Opportunity Fund (PFOPX)
★★★★★	★★★★	★★★
out of 258 funds	*out of 420 funds*	*out of 520 funds*
Small Value	**Mid-Cap Blend**	**Small Blend**

Morningstar ranking as of 1/31/08

Introducing two new funds based on proven separate account strategies:

Paradigm Intrinsic Value Fund (PVIVX)	Paradigm Small-Cap Growth Fund (PFSGX)
All-Cap Value	**Small-Cap Growth**

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-239-0732. Please obtain and carefully read the prospectus before investing.

A note from the investment team...

Challenging economic periods, including recessions, make for choppy markets. They have also historically provided attractive entry points for long-term investors.

This is especially true of small cap stocks. The Russell 2000 index outperformed the S&P 500 over the one year period after each of the last four recessions, and over the three-year period in three of the four most recent recessions.

Recession	S&P 500/1yr	Russell 2000/1yr	S&P 500/3yr	Russell 2000/3yr
3/2001-11/2001	-16.51%	-10.58%	2.73%	12.68%
7/1990-3/1991	11.04%	19.11%	9.09%	13.66%
7/1981-11/1982	25.57%	30.35%	18.59%	12.31%
1/1980-7/1980	13.00%	26.01%	15.99%	23.58%